

Mail Stop 3561

February 3, 2010

Mr. Dan Ratner
President
Cell-nique Corporation
12 Old Stage Coach Road
Weston, CT 06883

   Re: Cell-nique Corporation
      Form S-1/A
      Filed January 22, 2010
      File No. 333-161413

Dear Mr. Ratner:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed January 22, 2010

The Offering, page 4

1. Please reconcile the disclosure on page four that you are offering a maximum of 75 million shares of common stock with the rest of your filing, which indicates you are offering a maximum of 15 million shares of common stock.

Authorized and Outstanding Shares Stock, page 7

2. Please reconcile the outstanding shares information in the table on page 7 with the table on page 23. Also, we note that your registration statement indicates that you

will have 5 million outstanding shares of common stock prior to the offering, but that your filing on December 14, 2009 indicated that you would have 14 million outstanding shares of common stock prior to the offering. Refer to comment 14 on your notes to financials below, and revise your registration statement as appropriate.

Use of Proceeds, page 22

3.   We note your response to comment four from our letter dated December 29, 2009. Please revise to discuss with more specificity the contingencies that would lead you to change your disclosed use of proceeds, and any alternatives to such uses if the disclosed contingencies arise, as required by Instruction 7 to Item 504 of Regulation S-K.

Research and Development, page 29

4.   Please revise to provide your research and development costs for each of your last two fiscal years, as required by Regulation S-K Item 101(h)(4)(x).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Employees, page 34

5.   Your discussion under the caption "Employees" on page 34 continues to be difficult to understand. Please revise for clarity. For example, it appears that you differentiate between "independent brokers," who sell your product to stores and receive compensation of 5% of net sales monthly, and "merchandisers and demo event representatives" who work on an "as needed basis"; if this is the case, it would be helpful to specify how many of your "75+ workforces" are in each group, and to clarify the principal terms of your arrangements with each group. You should also disclose the amount of services provided by your independent brokers and contractors, including the amount of time worked and an estimate or estimates of the percentage of your sales that result from their services. Refer to comment seven from our letter dated December 29, 2009, and comment 29 from our letter dated September 16, 2009.

6.   Please expand your discussion of your arrangements with your full time employees to clarify their salary arrangements, as requested in our prior comment seven. Clarify what it means that they "capitalize salary," and whether you expect this arrangement to continue, given your disclosure that there are no employee agreements.

Liquidity and Capital Resources, page 37

7.   We note your response to our prior comment nine, and your disclosure that you will
fund your cash position with your line of credit. Please reconcile the disclosure in
the third to last paragraph on page 37 that you are currently borrowing near the
maximum on your line of credit with the disclosure on page 46 that there is no
stated maximum limit on the loan with Physicians Capital Corp.

Liquidity and Capital Resources, page 37 and
Note 1 – Going Concern, F-6

8.   We note the amounts disclosed in the following disclosures are not consistent with
the financial statements presented:

- working capital as of September 30, 2009 disclosed on page 37 and in
Note 1 to your financial statements on F-6,
- working capital as of December 31, 2008 and December 31, 2007
disclosed on page 37
- stockholder's equity as of December 31, 2007 disclosed on page 37

Please revise or advise.

"Best Efforts" – Maximum Sales and No Minimum Sales, page 37

9.   Please revise to reconcile the disclosure on page 37 that the maximum net proceeds
from the offering would be $29.9 million with the maximum proceeds disclosure
elsewhere in your filing.

Ownership of Common Stock, page 41

10.   Please revise to reconcile the disclosure on page 41 in the first paragraphs under the
captions "Ownership of Common Stock," and "Security Ownership…",
respectively, that you have 50 million authorized shares of common stock, with
your amended certificate of incorporation and disclosure throughout your filing
indicating that you only have 49 million authorized shares of common stock.

Security Ownership of Certain Beneficial Owners and Management, page 41

11.   Please revise to provide the information required by Item 403 of Regulation S-K as
of the most recent practicable date. Also, with a view to disclosure, please explain
to us why your previous amendment to your registration statement indicated that
Dan and Donna Ratner beneficially owned 14 million shares on September 30,
2009, but your current disclosure indicates that they owned 5 million shares on that
date.

12.   We reissue our prior comment 10. Please explain or revise the disclosure in the table on page 41 that there are no "5% or greater stockholders." It appears that both of your directors beneficially own more than 5% of your outstanding common stock.

Financial Statements

General

13.   Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

Audited Financial Statements for the Years Ended December 31, 2008 and 2007

Statement of Stockholder's Deficit, page F-18 and
Note 4 – Stockholder's Equity, F-26

14.   We note that common stock issued and outstanding at December 31, 2006 and throughout the periods presented has been revised from 14,000,000 shares as stated in your prior amendment to 5,000,000 shares in this amendment. Tell us and disclose the transactions and related changes in capital structure that resulted in the revision of common stock issued and outstanding during the periods presented.

Interim Financial Statements for the Nine Months Ended September 30, 2009 and 2008

General

15.   We note your response to our prior comment 16. Since the FASB Accounting Standards Codification became effective on July 1, 2009, please revise your interim financial statements to reflect any references to accounting standards accordingly.

Index to Exhibits, page II-3

16.   Please revise your exhibit index to reference the specific prior filing with which each exhibit you are incorporating by reference was filed. Refer to Item 10(d) of Regulation S-K. For example, we note that you have previously filed versions of the Cell-nique Promissory Note as exhibit 10.1 to both the second and fourth amendments to your registration statement, and that you have filed several different legality opinions as exhibit 5.1 to different filings, but it is not clear from the index which specific exhibits you are referencing.

17.   In this regard, each exhibit should be listed in the exhibit index according to the number assigned to it in the exhibit table. Refer to Item 601(2) of Regulation S-K. We note that you have listed the consent of counsel required by Item 601(b)(23) as

exhibit 5.1, but you have not specifically identified the legality opinion required by Item 601(b)(5) of Regulation S-K in your exhibit index. Please revise.

Undertakings, page II-4

18.   Please revise to include the undertakings required by Regulation S-K Item 512(a)(5)(ii) and (a)(6).

Exhibits

19.   Please provide an opinion of counsel as to the legality of all of the securities being registered. Your previously filed legality opinions only opine as to the legality of 6 million shares, but you are registering 15 million shares.

Exhibit 23.1 – Consent of Independent Accountant

20.   We note the consent of your independent accountant refers to the audit report dated January 20, 2010. However, the audit report included in your registration statement on F-1 is dated January 22, 2010. Please advise your independent registered public accounting firm to correct this typographical error.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Miles Garnett
        fax: (516) 371-1846